SUPPLEMENT DATED AUGUST 20, 2018
To the following variable annuity prospectus:
Allianz Index Advantage IncomeSM
Dated August 20, 2018

ISSUED BY
Allianz Life Insurance Company of North America and Allianz Life Variable Account B
This supplement updates certain information contained in the prospectus and should be attached to the prospectus and retained for future reference.

The following replaces the last paragraph under "Removing the Income Benefit" on page 60 in section 11, Income Benefit.

Your request is in Good Order if we receive this form no earlier than 30 calendar days before an Index Anniversary, but no later than five Business Days before the Index Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Index Anniversary. On the rider termination date we deduct the final rider charge for the Income Benefit.

PRO-001-0818